SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 2)

Under the Securities Exchange Act of 1934*

TEL OFFSHORE TRUST
(Name of Issuer)

(Units of Beneficial Interest)
(Title of Class of Securities)

872 382 106
(CUSIP Number)

MORGAN F. JOHNSTON
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY	Copies to: DAVID E. MORRISON
MAGNUM HUNTER RESOURCES, INC	FULBRIGHT & JAWORSKI L.L.P.
600 EAST LAS COLINAS BLVD., SUITE 1100	2200 ROSS AVENUE, SUITE 2800
IRVING, TEXAS 75039	DALLAS, TEXAS 75201
(972) 401-0752	(214) 855-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 872 382 106

	1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Magnum Hunter Resources, Inc. 87-0462881
2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3) SEC Use Only
	4) Source of Funds (See Instructions)	BK
	5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
	6) Citizenship or Place of Organization	Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 8) Shared Voting Power 9) Sole Dispositive Power 10) Shared Dispositive Power	68,182 units 1,496,671 units(1) 68,182 units 1,496,671 units(1)
	11) Aggregate Amount Beneficially Owned by Each Reporting Person	1,564,853 units
	12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
	13) Percent of Class Represented by Amount in Row (11)	32.9%(2)
	14) Type of Reporting Person (See Instructions)	CO

(1)	In 1999 Magnum Hunter Resources, Inc. transferred 1,840,271 of its 1,908,453 units of beneficial interest of TEL Offshore Trust to its wholly owned Oklahoma subsidiary, Bluebird Energy, Inc. In March 2002 Bluebird Energy, Inc. transferred all the units of beneficial interest in TEL Offshore Trust it then owned (1,765,589 units) to a wholly owned Delaware subsidiary of Magnum Hunter Resources, Inc., Canvasback Energy, Inc. As such, voting and dispositive power for the transferred units is shared between Magnum Hunter Resources, Inc. and Canvasback Energy, Inc.

(2)	Based on 4,751,510 units of beneficial interest issued and outstanding as of August 14, 2003 as reported in the Form 10-Q of TEL Offshore Trust for the quarter ended June 30, 2003.

CUSIP NO. 872 382 106

	1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Canvasback Energy, Inc. 01-0615110
2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
	3) SEC Use Only	N/A(1)
4) Source of Funds (See Instructions)
	5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
	6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 8) Shared Voting Power 9) Sole Dispositive Power 10) Shared Dispositive Power	0 units 1,428,489 units(2) 0 units 1,428,489 units(2)
	11) Aggregate Amount Beneficially Owned by Each Reporting Person	1,428,489 units(3)
	12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ] (3)
	13) Percent of Class Represented by Amount in Row (11)	30.1%(4)
	14) Type of Reporting Person (See Instructions)	CO

(1)	In 1999 Magnum Hunter Resources, Inc. made an equity investment in Bluebird Energy, Inc., a wholly owned Oklahoma subsidiary, by transferring 1,840,271 units of beneficial interest of TEL Offshore Trust to Bluebird Energy, Inc. In March 2002 Bluebird Energy, Inc. transferred all the units of beneficial interest in TEL Offshore Trust it then owned (1,765,589 units) to a wholly owned Delaware subsidiary of Magnum Hunter Resources, Inc., Canvasback Energy, Inc.

(2)	Voting and dispositive power is shared between Magnum Hunter Resources, Inc. and Canvasback Energy, Inc.

(3)	Canvasback Energy, Inc. disclaims any beneficial ownership of the 68,182 units of beneficial interest held solely by Magnum Hunter Resources, Inc., and such units of beneficial interest are not included in the 1,428,489 units beneficially owned by Canvasback Energy, Inc.

(4)	Based on 4,751,510 units of beneficial interest issued and outstanding as of August 14, 2003 as reported in the Form 10-Q of TEL Offshore Trust for the quarter ended June 30, 2003.

AMENDMENT NO 2 TO SCHEDULE 13D

        Magnum Hunter Resources, Inc. (“Magnum Hunter”) filed the Schedule 13D to which this Amendment No. 2 relates on March 31, 1998. The original filing event involved a tender offer by Magnum Hunter. As such, Magnum Hunter filed its Schedule 13D jointly with the Final Amendment to its Schedule 14D-1. Magnum Hunter filed Amendment No. 1 to the Schedule 13D on February 12, 1999 to reflect the transfer of most of the units of beneficial interest in TEL Offshore Trust (the “Trust”) to Magnum Hunter’s then-existing wholly owned Oklahoma subsidiary, Bluebird Energy, Inc. (“Bluebird”). In March 2002 Bluebird transferred all the units of beneficial interest in the Trust it then owned (1,765,589 units) to a wholly owned Delaware subsidiary of Magnum Hunter, Canvasback Energy, Inc. (“Canvasback”). Magnum Hunter and Canvasback are filing this Amendment No. 2 to the Schedule 13D to reflect (i) Bluebird’s transfer of the units of beneficial interest to Canvasback and (ii) recent sales of units of beneficial interest by Canvasback. Magnum Hunter and Canvasback have common officers and directors.

Item 1. Security and Issuer

        The name of the subject company is TEL Offshore Trust, a trust created under the laws of the State of Texas. The address of the Trust’s corporate trustee, JP Morgan Chase Bank, is 700 Lavaca Street, Austin, Texas 78701.

Item 2. Identity and Background

      Magnum Hunter:

    (a)–(c)        Magnum Hunter Resources, Inc., or Magnum Hunter, is a Nevada corporation that is an independent energy company engaged in exploration, exploitation and development, acquisition and operation of oil and gas properties. The address of Magnum Hunter’s principal business and principal office is 600 East Las Colinas Boulevard, Suite 1100, Irving, Texas 75039.

        The name, business address, present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted of each executive officer and director of Magnum Hunter are incorporated by reference from its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 23, 2003.

    (d)-(e)        During the last five years, neither Magnum Hunter nor, to the best of its knowledge, any of its directors or officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)        All of the directors and officers of Magnum Hunter are United States citizens.

      Canvasback:

    (a)-(c)        Canvasback is a Delaware corporation engaged in oil and gas exploration and production. The address of Canvasback’s principal business and principal office is 600 East Las Colinas Boulevard, Suite 1100, Irving, Texas 75039.

        The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Canvasback are set forth below:

Name	Capacity in Which Serves	Principal Occupation	Principal Business Address of Organization in Which Principal Occupation is Conducted

Gary C. Evans	Director and Chief	Chairman, President and	600 East Las Colinas Blvd.
	Executive Officer of	Chief Executive Officer	Suite 1100
	Canvasback	of Magnum Hunter	Irving, Texas 75039

Richard R. Frazier	Director and President and	President and Chief	600 East Las Colinas Blvd.
	Chief Operating Officer of	Operating Officer of	Suite 1100
	Canvasback	Magnum Hunter	Irving, Texas 75039
Production, Inc. and
Gruy Petroleum
Management Co.

Chris Tong	Director and Senior Vice	Senior Vice President	600 East Las Colinas Blvd.
	President and Chief	and Chief Financial	Suite 1100
	Financial Officer of	Officer of Magnum Hunter	Irving, Texas 75039
Canvasback

Morgan F. Johnston	Senior Vice President,	Senior Vice President,	600 East Las Colinas Blvd.
	General Counsel and	General Counsel and	Suite 1100
	Secretary of Canvasback	Secretary of Magnum	Irving, Texas 75039
Hunter

David S. Krueger	Vice President and Chief	Chief Accounting Officer	600 East Las Colinas Blvd.
	Accounting Officer of	of Magnum Hunter	Suite 1100
	Canvasback		Irving, Texas 75039

    (d)-(e)        During the last five years, neither Canvasback nor, to the best of its knowledge, any of its directors or officers, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)        All of Canvasback’s directors and officers are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

      Magnum Hunter: The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

      Canvasback: Not applicable.

Item 4. Purpose of Transaction

      Magnum Hunter:

        (a)-(g), (j) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference, except Magnum Hunter and Canvasback will continue to evaluate the extent to which they wish to be invested in the Trust.

    (h)-(j)        The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

        Canvasback: In 1999 Magnum Hunter transferred 1,840,271 units of beneficial interest in the Trust to Bluebird for capitalization and financing purposes. In March 2002 Bluebird transferred all the units of beneficial interest in the Trust it then owned (1,765,589 units) to Canvasback. The information relating to Magnum Hunter set forth in Sections 7 and 12 of the Offer to Purchase, previously incorporated herein by reference, also reflects Canvasback’s position relating to the units of beneficial interest, except Magnum Hunter and Canvasback will continue to evaluate the extent to which they wish to be invested in the Trust.

Item 5. Interest in Securities of the Issuer

        Magnum Hunter: As of the date hereof, Magnum Hunter is the beneficial owner of 1,564,853 units of beneficial interest of the Trust. According to the Trust’s Form 10-Q for the quarter ended June 30, 2003, as of August 14, 2003, there were 4,751,510 units of beneficial interest issued and outstanding and, on such basis, Magnum Hunter beneficially owns 32.9% of the units of beneficial interest. Magnum Hunter has the sole power to vote, direct the vote, dispose of or direct the disposition of 68,182 units of beneficial interest and shares such power with Canvasback with respect to 1,496,671 units of beneficial interest.

        Canvasback: As of the date hereof, Canvasback is the beneficial owner of 1,428,489 units of beneficial interest of the Trust. According to the Trust’s Form 10-Q for the quarter ended June 30, 2003, as of August 14, 2003, there were 4,751,510 units of beneficial interest issued and outstanding and, on such basis, Canvasback beneficially owns 30.1% of the units of beneficial interest. Canvasback shares the power to vote, direct the vote, dispose of or direct the disposition of 1,428,489 units of beneficial interest with Magnum Hunter.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information set forth under “Introduction” and in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

        Additionally, Magnum Hunter and Canvasback entered into a Joint Filing Agreement dated Ocotber 3, 2003.

Item 7. Material to Be Filed as Exhibits

    (a)(1)        Offer to Purchase, dated January 28, 1998 (incorporated by reference to Schedule 14D-1 dated January 28, 1998).

    (a)(2)        Joint Filing Agreement between Magnum Hunter and Canvasback dated October 3, 2003 (filed herewith).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Ocotber 3, 2003	MAGNUM HUNTER RESOURCES, INC. By: /s/Morgan F. Johnston Morgan F. Johnston Sr. Vice President, General Counsel & Secretary

Date: Ocotber 3, 2003	CANVASBACK ENERGY, INC. By: /s/Morgan F. Johnston Morgan F. Johnston Sr. Vice President, General Counsel & Secretary

EXHIBIT (a)(2)

AGREEMENT

        The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D/A dated Ocotber 3, 2003, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: Ocotber 3, 2003	MAGNUM HUNTER RESOURCES, INC. By: /s/Morgan F. Johnston Morgan F. Johnston Sr. Vice President, General Counsel & Secretary

Date: Ocotber 3, 2003	CANVASBACK ENERGY, INC. By: /s/Morgan F. Johnston Morgan F. Johnston Sr. Vice President, General Counsel & Secretary